United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:                             Computer Vision Systems Laboratories, Corp. (the “Company”)

Form 8-K (the “Filing”)

Filed October 1, 2012

File No. 000-52818

Ladies and Gentlemen:

This letter (this “Response Letter”) is transmitted in response to the letter, dated October 25, 2012 (the “Comment Letter”), from the United States Securities and Exchange Commission (the “Commission”) commenting upon the Filing.  This Response Letter sets forth each comment contained in the Comment Letter followed by the Company’s response (in bold).  This Response Letter also sets forth the Company’s proposed language to be used to amend the Filing by filing a Form 8-K/A (the “Amended Filing”) in response to the Comment Letter.  Capitalized terms not otherwise defined herein are used as defined in the Filing.

Covenants, page 3

1.                                      Please revise to disclose the waiver provision in Section 7.08(e) of Exhibit 2.1 with respect to the covenants discussed here. Include in your response and revised disclosure the purpose of that provision, given your disclosure regarding the resignations of the individuals identified in that section. If those individuals continue to be involved with your operations, including the acquisition strategy noted in Exhibit 99.6, revise your disclosure accordingly.

Response:  The waiver provisions of Section 7.08(e) of the Share Exchange Agreement (the “SEA”) were drafted with the intent of allowing an individual who was a significant shareholder of the Company prior to the First Tranche Closing (the “Voting Person”) to have the authority to waive, in whole or in part, certain restrictions on proposed corporate actions by the Company contained in Sections 7.08(a) through 7.08(d) of the SEA for the purpose of protecting the minority rights of such shareholder and the other minority shareholders after the First Tranche Closing.  The various restrictions that were agreed to in Sections 7.08(a) through 7.08(d), including the financial metrics regarding acquisitions, were viewed as both reasonable and prudent given the stock concentration of ownership to be held by the majority shareholder of the Company after the consummation of the share exchange.  Although the provisions were intended to protect dilution to the majority shareholders from potential related party transactions, the intent was not to prohibit a transaction that may add value to the Company or be in the best interest of all shareholders.  Therefore, the waiver could be granted by the Voting Person as it was deemed appropriate and necessary.  Acting in the role of Voting Person under the SEA is unrelated to acting in the role of a Company officer or managing the business operations of the Company, and as such the resignations of the identified individuals do not affect their ability to act as a Voting Person.

United States Securities and Exchange Commission

November 26, 2012

In response to this comment, the Company proposes to add the following new paragraph at the end of the “Covenants” section of the Amended Filing:

“The restrictions described in the immediately preceding paragraphs were drafted for the purpose of protecting the minority rights of the shareholders to whom the covenants apply, as well as the other minority shareholders of the Company generally, after the First Tranche Closing.  These restrictions may be waived, in whole or in part, by an individual who was a significant shareholder in the Company prior to the First Tranche Closing and who is referred to as the Voting Person.  The initial Voting Person will be Thomas DiCicco, the prior chief executive officer and a significant shareholder prior to the exchange.  The waiver allows the Company to take advantage of potential related party transactions that the minority shareholders deem to be in the best interest of all shareholders.”

Business, page 6

2.                                      We note that you include your internet address in this section. Please note section II.A.4 of SEC Release 33-7856 (April 28, 2000) regarding your obligations when including internet addresses in your document, and revise your disclosure accordingly.

Response:  The reference to the Happenings Magazine’s website has been excluded in the Amended Filing.

3.                                      Refer to Exhibit 99.6. Please tell us, and expand your disclosure to clarify, how your acquisition of HCG relates to your “acquisition strategy . . . in the direct selling” industry. Given your disclosure regarding the nature of HCG’s operations, it is unclear how its operations are “a preliminary step” or otherwise fit into your intended line of business. Also, given the acquisition strategy you say you will pursue, the nature of the operations in which you plan to engage and your disclosure regarding taking no actions with respect to the medical products, please expand to clarify why there is any uncertainty as to whether you will retain your rights to those products.

Response:  HCG has, in the past, provided marketing and creative services to direct selling companies, among its numerous other customers.  Direct selling companies often need such services in creating brochures, sales materials, websites and other communications with their independent sales representatives and ultimate customers.  As a result, HCG is available to serve as a valuable “in-house” resource for providing marketing and creative services to the direct selling companies that the Company expects to acquire.

We have added the following language to the Amended Filing under the Section “BUSINESS-Corporate Overview and Current Plans”:

“HCG has, in the past, provided marketing and creative services to direct selling companies, among its numerous other customers.  Direct selling companies often need such services in creating brochures, sales materials, websites and other communications with their independent sales representatives and ultimate customers.  As a result, HCG is available to be a valuable “in-house” resource for providing marketing and creative services to the direct selling companies that we expect to acquire.”

United States Securities and Exchange Commission

November 26, 2012

Under the SEA the Company has ninety-days to analyze and evaluate the Medical Products and their commercialization. Prior management of the Company devoted many months and significant efforts to attempt to commercialize the Medical Products. Current management wishes to fully explore and understand the future costs and time commitment required to commercialize the Medical Products. If it is determined that commercialization may be achieved economically, without significant additional investment, and in the near future, the Company may exercise its option under the Share Exchange Agreement.  The Share Exchange Agreement provides the Company with an evaluation period to determine if retaining the rights makes economic sense for the Company and the Company’s shareholders.  Until completion of the analysis, no definitive decision will be made.

We intend to add the following language to the amended filing under the Section “BUSINESS-Medical Products Business” as a new first paragraph:

“We have been granted a ninety day option to conduct due diligence with respect to the Medical Products and their commercialization. We are currently attempting to determine the future costs and time commitment required to commercialize the Medical Products. If it is determined that such commercialization may be achieved economically and in the near future, such that revenues and profits could be generated without significant additional investment, then we may exercise our option under the Share Exchange Agreement and retain the rights to the Medical Products.  Until completion of the analysis, no definitive decision will be made.”

If the SEC were to determine, page 11

4.                                      Please provide us with your detailed analysis of how you determined that you were not a shell company before the exchange transaction. Cite all authority upon which you rely. Also, your disclosure implies that even if you were a shell company prior to this transaction, a change in such status occurred as a result of your acquisition of HCG. If that is correct, please also provide us the analysis underlying that conclusion.

Response:  The analysis initially consisted of a review of  the  definition of “shell company” contained in Rule 405 under the Securities Act of 1933 and Rule 12b-2 under the Securities Exchange Act of 1934, a review of Release Number 33-8587/34-52038 effective August 22, 2005 (the “Release”) and a review of ASC 805-10-55-4 through -55-9.

The definition, which the Company provided in the Filing, requires that a company meet two separate tests in order to be deemed a shell company:

Condition 1:  The company must have no or nominal operations.

and

Condition 2:  The company must have (a) no or nominal assets, (b) assets consisting solely of cash and cash equivalents, or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets.

We do not believe that either Condition 1 or Condition 2 were applicable to the Company immediately before the share exchange transaction.

United States Securities and Exchange Commission

November 26, 2012

Conduct of Operations

The next part of our analysis was a review of both the assets and activities of the Company relating to the Medical Products. Despite a lack of revenue, the Company had clearly engaged in active business operations prior to the share exchange.  In the Release, the Commission acknowledged that the term “nominal” was not given a specific numerical requirement and the Commission further acknowledged that there is no quantitative threshold to be met in order for a company to not be considered a shell.  We believe that development stage companies engaged in research and development, such as ours, are the reason that quantitative thresholds were not used when determining shell status. In fact, footnote 172 of the Release specifically states that Rule 144 (i)(1)(i) is not intended to capture a “start-up company” or in other words a company with a limited operating history.  The Company views itself as being very similar to a start-up drug company that takes years to advance a drug through the FDA process. However, as opposed to drug development companies that may have only an idea and not a product, the Company has had two separate and completely unrelated medical products that it has actively developed and marketed. The Company holds intellectual property from a related party in the form of worldwide and exclusive rights to use, license, and commercialize intellectual property of Infrared Sciences Corp. The Company successfully created a working prototype of its maneuverable coiled guidewire and was pursuing a plan to produce outputs; and, in 2012 the Company contracted outside sales personnel to promote interest for this product and other intellectual property.  Some of the more specific activities that the Company engaged in to further its commercialization efforts included:

•              Fabrication of a new lot of first generation guidewires in January of 2012, and fabrication of a second generation guidewire (work in process).

•              After fabrication of the guidewire, the Company selected trademark names and applied for trademark protection with the US Patent and Trademark Office. In January of 2012, it consulted with a neurosurgeon on the design /utility of the guidewire which resulted in the filing two additional patents for the design.

•              The Company conducted a marketing campaign in January of 2012, when it hired a marketing representative to solicit interest in the guidewire from various manufacturers. The Company marketed its product to in excess of a dozen companies that expressed an interest in manufacturing our product.

•              The Company entered into agreements with potential manufacturers and retained a company to manufacture the Guidewire tip In July 2012, the Company produced additional prototypes.

•              In February 2012, the Company filed a provisional patent application, which was assigned application number 61/599,064. In March 2012, it filed a second provisional patent application, which was assigned application number 61/616,528. Both applications covered improved and alternate techniques for the guidewire tip activation, a hand held torquing device, and remedies for shortcomings in our main guidewire patent.

In the second and third quarters of 2012, the Company continued to test manufacturing techniques to improve guidewire yield. The Company executed new purchase orders to

United States Securities and Exchange Commission

November 26, 2012

continue the prototype development with the goal of fabricating a small sample lot for distribution to prospective interested parties and doctors.  This included a new laser cut tip that was to be made out of stainless steel, and attached to the wire wound coil body.   This was an experiment to help improve production yield, and to help develop production processes.  This “know-how” information would be licensed to prospective guidewire manufacturers along with the guidewire patent if the experiment is shown successful.   The above activities demonstrate the significant efforts and resources devoted to commercialization.  While these efforts have yet to generate revenues as noted above, the Commission has acknowledged that quantitative thresholds are irrelevant when determining shell status.  Using ASC 805-10-55-4 through -55-9 as a guide, we determined that the Company was a business prior to the exchange transaction, as further described in “Assets” below.

Assets

As reflected on the balance sheet for June 30, 2012, the quarter prior to the share exchange, the Company had $338,058 of assets, which is more than nominal assets, a majority of which was attributed to assets other than cash and cash equivalents. The Company was a development stage business with some inputs needed to generate outputs. The patent it holds and the licensed technology it has are the critical components needed to generate outputs in the medical technology field. Prior management had successfully raised over $700,000 from loans and sales of equity in 2011 and 2012 in an effort to commercialize the technology.  The lenders/investors clearly believed sufficient assets existed so that future revenues from those assets were possible. Finally, the set of activities and assets held by the Company could be conducted and managed as a business by a market participant, i.e. a company in the medical technology development field.  Based on the above, the Company should be deemed a business prior to the First Tranche Closing.

One of the concerns expressed by the Commission in footnote 32 of the Release was the practice of a promoter appearing to place assets or operations within an entity with the assets being removed shortly thereafter. That is clearly not the case in the Company’s situation as the Company acquired the guidewire patent in 2007 and the guidewire patent remains owned by the Company today.  The Commission’s expressed concern for so-called “pump and dump” schemes involving shell companies is not applicable in this instance. The Company’s principals who founded the Company’s Medical Products Business are not “serial entrepreneurs” or in the business of brokering shell companies.

Management’s Discussion and Analysis, page 22

5.                                      Please expand MD&A to describe the reverse merger, how you accounted for the transaction and the impact on your financial statements.

Response:  We accounted for the transaction as reverse acquisition IAW ASC 805-40-25 because the Company issued securities as the legal acquirer but is the accounting acquiree.  HCG is the accounting acquirer as its former management dominates the change in management and change in control of the combined entity.

United States Securities and Exchange Commission

November 26, 2012

At closing, the former shareholder of HCG received shares resulting in ownership of 89.825% of the issued and outstanding stock of CVSL. ASC 805-40-30-2 states, in part “fair value consideration is based on…what the legal subsidiary (accounting acquirer) would have had to issue to give the owners of the legal parent the same percentage equity interest in the combined entity that results from the reverse acquisition.”  Per FASB ASC 805-40-55-10, the fair value effectively transferred should be based on the most reliable measure.  The quoted market price of CVSL’s shares provides a more reliable basis for measuring the fair value consideration than the estimated fair value of the shares in HCG, as HCG’s shares are privately-held.

Prior to the transaction, the accounting acquiree had 49,626,292 shares outstanding. Using the closing price of $.06 per share on 9/24/12, the total Market Capitalization of the Company was $2,977,578.  The fair value of the consideration would be what HCG would hypothetically have had to pay to acquire an 89.825% interest in a company valued at $2.98 million.  As such, the fair value of the consideration is 89.825% * $2,977,578 or $2,674,609.

Per ASC 805-40-55-12, Goodwill is calculated as the consideration effectively transferred less the net recognized values of the accounting acquiree’s identifiable assets and liabilities.  Goodwill of $2.5 million has been calculated by subtracting the accounting acquiree’s assets and liabilities from the fair value of the consideration of $2,674,609.  Upon assessment of the nature of the intangible assets and the ongoing operations of the Medical Products Business, the Company determined that the goodwill was impaired upon acquisition and has taken an impairment charge of the full amount of goodwill attributable to the transaction.

Creative Services Revenue, page 23

6.                                      The second paragraph indicates that printing costs are low for creative services. Your disclosure in the first paragraph on page 24 indicates that printing costs were high for creative services in 2010. Please reconcile.

We plan to add the following language to the end of the first paragraph on page 24.

“Printing costs for creative services are typically low since the costs often include only staff costs for time devoted to the concept and no printing costs. However, in 2010 we experienced unusually high printing costs due to a special one-time project where the printing costs were part of a creative service project, which often do not involve ant printing costs at all.”

Liquidity and Capital Resources, page 25

7.                                      We see that you intend on developing a direct selling business and that you may also continue the pre-existing medical products business of CVSL.  In light of your limited resources, please expand your disclosure to describe how you intend to finance your operations to execute your business plan over the next twelve months.  Also, quantify and disclose the amount of financing you believe is necessary to continue your business over that period.

Response:  The Company intends to add the following two paragraphs to its discussion of Liquidity and Capital Resources.

United States Securities and Exchange Commission

November 26, 2012

“The Company intends to acquire existing businesses engaged in direct selling.  The Company intends to primarily issue shares of the Company’s Common Stock as consideration for any such acquisition.  To the extent that cash will need to be paid as some portion of the acquisition consideration, the Company expects, to the extent necessary, to raise cash through debt and/or equity financing.  The Company believes that debt or equity financing will be available to the Company based on the assets and financials of the acquisition candidate and based on Mr. Rochon’s experience with respect to debt financing and equity financing.  The Company expects to be able to raise capital from lenders and equity investors who will understand the Company’s direct selling acquisition strategy and the potential in operating a number of direct selling companies.  However, there can be no assurance that the Company will be able to raise funds when needed on acceptable terms.

As previously stated, the Company is currently evaluating the amount of financing that will be necessary to commercialize the medical products being developed by the prior management.  A substantial amount of research and development has already been conducted with respect to the medical products, but it is unclear what remaining costs will be required in the commercialization of such products and how long it may take to generate revenues and cash flows.    If it can be determined that the Medical Products can generate value in the near term, we have the option to continue the medical product line of business, and would seek debt and equity financing at that time to fund those operations.”

Security Ownership, page 26

8.                                      Please reconcile your disclosure in note (1) regarding the ownership of a “majority” the limited partnership interests in Rochon Capital with the disclosure on page 5 of your Schedule 14f-1 that Mr. Rochon and his spouse own 100% of those interests.

Response:  We will revise the disclosure in the note to state as follows: the limited partnership interests of Rochon Capital are owned 79% by Mr. Rochon, 20% by his wife and 1% by the General Partner.  The General Partner has control over the voting and disposition of the shares held by Rochon Capital and as the owner of all of the equity of the General Partner, Mr. Rochon has control over the decision making of the General Partner.  As such, Mr. Rochon may be considered to have control over the voting and disposition of the shares registered in the name of Rochon Capital and such shares are also included in the shares listed as held by Mr. Rochon.

Market Price of and Dividends, page 31

9.                                      Please provide the information required by Regulation S-K Item 201(a)(2). In this regard, we note the capital structure information in Section 4.3 of the “Parent Disclosure Schedule” to exhibit 2.1.

Response:  Additional disclosure provided below will be added to the “Market Information” section in the Amended Filing:

As of September 25, 2012, there are warrants outstanding that entitle the holders thereof to purchase an aggregate of 2,287,674 shares of our Common Stock at an exercise price of $0.50 per share.  Of the total warrants, warrants for 1,277,537 shares of our Common Stock expire

United States Securities and Exchange Commission

November 26, 2012

on February 15, 2014 and warrants for 1,010,137 shares of our Common Stock expire on February 24, 2014. Using the Black-Scholes method for valuing options and warrants, the current value of these warrants is less than $7,000.

Rochon Capital is a party to a Registration Rights Agreement with the Company entitling Rochon Capital to register the 438,086,034 shares of Common Stock issued to Rochon Capital at the first Tranche Closing and the additional 504,813,514 shares of Common Stock issuable to Rochon Capital at the Second Tranche Closing.

Of the 49,626,292 shares of Common Stock that were issued and outstanding immediately prior to the First Tranche Closing, 7,062,836 of such shares may be sold immediately without restriction.

Exhibit 10.1

10.                               Exhibits 10.1 and 10.2 are both dated September 25, 2012; however, Exhibit 10.1 indicates that Mr. Rochon was your CEO on that date while Exhibit 10.2 indicates that Mr. DiCicco was your CEO.  Please reconcile, and revise your disclosure accordingly.

Response:  The First Tranche Closing under the SEA took place in the morning of September 25, 2012.  Mr. Thomas DiCicco was the CEO of the Company until the First Tranche Closing and as such he signed Exhibit 10.2.  Following the First Tranche Closing, Mr. Rochon became the CEO and as such he signed Exhibit 10.1.

Exhibit 99.2 Audited financial statements for Happenings Communications Group, Inc. for the fiscal years ended December 31, 2011 and 2010

Notes to Audited Financial Statements, page 8

Note 2. Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 10

11.                               Please revise to provide revenue recognition disclosures that are specific to your business. That is, revise to describe how you apply the general criteria enumerated in the first paragraph of your disclosure in your specific circumstances of selling advertising and providing advertising agency services.

Response:  We have amended out disclosure accordingly.

12.                              As a related matter, please add accounting policy disclosure with respect to deferred revenue.

Response:  We have amended our disclosure accordingly.

United States Securities and Exchange Commission

November 26, 2012

Note 8. Line of Credit, page 14

13.                               Please disclose the annual expiration date for the line of credit. Also, describe any terms of the arrangement, such as borrowing base requirements that could limit the amount available for borrowings.

Response:  We have amended our disclosure accordingly.

Note 11. Subsequent Events, page 14

14.                               Please note that your financial statements were re-issued when filed in this Form 8-K. Accordingly, please add footnote disclosure describing the reverse acquisition, the accounting applied and the impact on your financial statements. Refer to FASB Codification Topic 855. Your auditor should also consider whether his report should be dual-dated in light of the significant subsequent event.

Response:  We have amended our disclosure accordingly and our auditor has dual-dated the original report.

Exhibit 99.3 Pro forma unaudited consolidated financial statements for Computer Vision Systems Laboratories, Corp. and Happenings Communications Group, Inc. for the periods ended December 31, 2011 and June 30, 2012

15.                               Please add introductory language that explains the purpose of the pro forma presentation, the nature of the transaction and the accounting applied in preparing the pro forma data. Also, describe the state of completeness of your purchase allocation, including a description of any matters that are not yet complete.

Response:  We have amended the pro forma information and related disclosure accordingly.

16.                               Please tell us why the heading to this Exhibit states that the pro forma information has been audited. In that regard, it appears that the pro forma presentation should be labeled unaudited.

Response:  We have modified the heading and presentation accordingly.

17.                               Please tell us how you are accounting for the reverse merger and why you believe your determination complies with GAAP.  In that regard, please address the following:

•                  Tell us how you considered whether the transaction is a recapitalization of Happenings Communications rather than a business combination. Also, address how the arrangement to potentially return the undeveloped medical technologies to their former owner is considered in your analysis.

Response:  We accounted for the transaction as reverse acquisition IAW 805-40-25 because the Company issued securities as the legal acquirer but is the accounting acquiree.  HCG is the accounting acquirer as its former management dominates the change in management and change in control of the combined entity.

United States Securities and Exchange Commission

November 26, 2012

We accounted for the transaction as a business combination, rather than a recapitalization, because both the legal acquirer and the legal acquiree were businesses at the time of the transaction.  Please see our answer below to the question regarding guidance from FASB ASC 805-10-55-4 through 55-9, and also see our answer in Question 4 in this letter, as further support for the reasons that we accounted for the transaction as a business combination.

Given that we have not made a determination with regards to the potential commercialization and the exercise of our option to retain the Medical Products Business, our approach was to not record any increase or decrease in the assets and liabilities as recorded by prior management.  While goodwill was recognized in the transaction because of ASC guidance on the best way to determine the fair value of the consideration, we then performed an assessment of the nature of the intangible assets and the ongoing operations and have taken an impairment charge of this same amount at the time of the acquisition.  The result is that no increased asset values are being reflected for the existing Medical Products business at the time of the transaction.  Once a final determination is made with respect to the Medical Products, we will record any accounting entries that are deemed necessary to reflect that determination.

•                  In light of your disclosure that you are taking no actions with respect to the medical technologies, that you do not have employees or consultants pursuing the medical technologies, current management’s lack of experience with the medical technologies and your disclosed business plan to operating a magazine and a direct selling business, tell us the specific business purpose of the option to retain the medical technologies.  In that regard, also tell us how you would obtain financing to pay remaining amounts due under the license arrangement if you elected to retain the medical technologies.

Response:  The specific purpose of retaining an option on the Medical Products was to give new management an opportunity to decide if continuing with the prior management’s efforts to commercialize the Medical Products would be economically feasible, given capital needed, staffing required, etc.  If it appears that the Medical Products could begin generating revenues and profits quickly, with minimal capital investment, it could make sense to retain them, as the return on investment could be sufficient to justify their retention, and the Company could then seek debt and/or equity financing to continue this effort.  If, on the other hand, it appears that adequate returns could not be generated relatively near term or that significant capital would need to be invested, the Company would not exercise the option to retain Medical Products.

•                  Tell us whether you believe the transaction is within the scope of FASB Codification Topic 805. In that regard, address how you considered the guidance from FASB ASC 805-10-55-4 through -55-9 in assessing whether CVSL was a business for purposes of applying business combination accounting.

Response:  We believe that the transaction is within the scope of FASB 805.  IAW 805-10-55-7, in determining whether the Company, as a development stage entity having no outputs or commencement of planned principal activities, meets the definition of a business we considered the following factors: the company has intellectual property in the form of worldwide and

United States Securities and Exchange Commission

November 26, 2012

exclusive rights to use, license, and commercialize intellectual property of Infrared Sciences Corp.; in 2011 the company successfully created a working prototype of its maneuverable coiled guidewire and is pursuing a plan to produce outputs; and, in 2012 the company contracted outside sales personnel to promote interest for this product and other intellectual property.  Further detail of the Company’s activities is included in the answer to Question 4 of this letter.

As a development stage business, the Company has some inputs needed to generate outputs. The patent it holds and the licensed technology it has are the critical components needed to generate outputs in the medical technology field. Prior management had successfully raised over $700,000 from loans and sale of equity in 2011 and 2012 in an effort to commercialize the technology.  The lenders/investors clearly believed sufficient inputs existed so that future outputs were possible. Finally, the set of activities and assets held by the Company could be conducted and managed as a business by a market participant, i.e. a company in the medical technology development field.   Based on the above, the Company should be deemed a business prior to the First Tranche Closing.

18.                               Tell us how you determined the $30.7 million fair value assigned to the transaction. Also, tell us how your method considers the computational guidance from FASB ASC 805-40-30-2 and FASB ASC 805-40-55-2 thru 55-10. If the reverse merger is within the scope of FASB Topic 805, then it appears that consideration transferred should be based on the fair value of the 10% interest retained by CVSL’s existing shareholders computed pursuant to the guidance from FASB ASC 805-40-55-10.

Response:  We are correcting our determination of the fair value.  At closing, the former shareholder of HCG received shares resulting in ownership of 89.825% of the issued and outstanding stock of CVSL. ASC 805-40-30-2 states, in part “fair value consideration is based on…what the legal subsidiary (accounting acquirer) would have had to issue to give the owners of the legal parent the same percentage equity interest in the combined entity that results from the reverse acquisition.”  Per FASB ASC 805-40-55-10, the fair value effectively transferred should be based on the most reliable measure.  The quoted market price of CVSL’s shares provides a more reliable basis for measuring the fair value consideration than the estimated fair value of the shares in HCG, as HCG’s shares are privately-held.

Prior to the transaction, the accounting acquiree had 49,626,292 shares outstanding. Using the closing price of $.06 per share on 9/24/12, the total Market Capitalization of the Company was $2,977,578.  The fair value of the consideration would be what HCG would hypothetically have had to pay to acquire an 89.825% interest in a company valued at $2.98 million.  As such, the fair value of the consideration is 89.825% * $2,977,578 or $2,674,609.

19.                              As a related matter, please describe to us the specific nature of the $30.7 million attributed to intangible assets in the pro forma balance sheet. Identify, quantify and tell us how you determined the assigned fair value to each significant component of the intangible assets recorded. Further, given your disclosures about your plans as disclosed under “Medical Products Business” on page 4, describe to us how you applied the guidance from FASB Topics 350 and 360 in assessing whether any intangible assets attributed to the acquisition of CVSL are impaired.

United States Securities and Exchange Commission

November 26, 2012

Response:  We are correcting our determination of the fair value.  Using the new fair value of the consideration of $2,674,609 results in goodwill of approximately $2.5 million.

Upon assessment of the nature of the intangible assets and the ongoing operations of the Medical Products Business, the Company determined that the goodwill was impaired upon acquisition and has taken an impairment charge of $2.5 million.

20.                               Please tell us the nature of the unearned share-based compensation. Since it does not appear there are any continuing employees of the Company, please explain why this is included in your pro forma balance sheet.

Response: As stated above, we have made the determination that the accounting for the transaction should be a reverse merger, in which the accounting acquiree’s equity accounts (other than the common stock at par value) are eliminated from the combined statements.  As such, all the previously accounted for share-based compensation will be written off as of the date of the transaction and eliminated from the equity section.  We will present revised pro forma financial statements reflecting this in the Amended Filing.

21.                               As a related matter, tell us how your accounting for the Company’s unearned stock compensation at the acquisition date conforms to GAAP. Your written response should clearly and comprehensively explain how you have considered and applied the underlying literature in reaching your accounting determination.

Response:  As stated above, we have made the determination that the accounting for the transaction should be a reverse merger, in which the accounting acquiree’s equity accounts (other than the common stock at par value) are eliminated from the combined statements.  As such, all the previously accounted for share-based compensation will be written off as of  the date of the transaction and eliminated from the equity section.  We will present revised pro forma financial statements reflecting this in the Amended Filing.

22.                               With respect to the pro forma statements of operations, please revise to provide headers that clearly indicate the periods presented. For instance, headers indicating that a presentation is for “the year ended December 31, 2011” or for the “six months ended June 30, 2012,” would appear appropriate.

Response:  We have modified the presentation of pro forma accordingly.

23.                               We refer to the pro forma statement of operations presented below the pro forma balance sheet. Please revise so that the historical results of CVSL cover the six months ended June 30, 2012 rather than the three months then ended.

Response:  We have modified the presentation of pro forma accordingly.

United States Securities and Exchange Commission

November 26, 2012

Exhibit 99.5 Unaudited financial statements for Happenings Communications Group, Inc. for the six-months ended June 30, 2012

24.                               While we see that you have provided some financial information for the six months ended June 30, 2012, the interim presentation does not appear to be complete. Accordingly, please revise to provide interim financial statements and related footnotes that present the full information content required by Rule 8-03 of Regulation S-X and FASB Codification Topic 270.

Response:                We have revised the interim financial statements accordingly.

Acknowledgements

As requested in the Comment Letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kelly Kittrell at 972-398-7125 (kkittrell@richmont.net), Leslie Marlow, Esq., Gracin & Marlow, LLP at (212) 907-6457 or Richard Waggoner of Gardere Wynne Sewell LLP, at 214-999-4510 (rwaggoner@gardere.com) with any comments or questions on the Company’s responses in this Response Letter.

Very truly yours,

Computer Vision Systems Laboratories, Corp.

By:	/s/ John P. Rochon
John P. Rochon, Chairman & CEO